Software Acquisition Group Inc. II

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

September 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Software Acquisition Group Inc. II
Registration Statement on Form S-1, as amended
Filed August 21, 2020
File No. 333-248214

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Software Acquisition Group Inc. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on September 10, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Jonathan S. Huberman
Jonathan S. Huberman
Chief Executive Officer and Chairman

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP